
WOODSIDE
AUSTRALIAN ENERGY

03 APR 21 AM 7:21

8 April 2003


03022320

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to WA-255-P (Eskdale-1), lodged with the Australian Stock Exchange on 8 April 2003;
- Stock Exchange Release in relation to WA-10-R (Egret-3), lodged with the Australian Stock Exchange on 8 April 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dlw 6/6

8 April 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-255-P
Eskdale-1

Woodside Petroleum Ltd. reports that the current operation on the Eskdale-1 exploration well, located in permit WA-255-P, is waiting on suitable weather conditions before pulling anchors. This will be the final report for Eskdale-1.

Since the last report, wire-line logs have been acquired and the well plugged and abandoned. Non-commercial hydrocarbon shows were observed over the primary objective interval.

Equal joint venture participants in WA-255-P are BHP Billiton Petroleum (Australia) Pty Ltd (operator) and Woodside Energy Ltd.

ANTHONY NIARDONE
Assistant Company Secretary

8 April 2003



WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-10-R
Egret-3

Woodside Petroleum Ltd., Operator of the WA-10-R Joint Venture, located in the Carnarvon Basin, offshore Western Australia, reports that on 7 April 2003 the Egret-3 exploration and appraisal well was at a depth of 2,116 metres. Drilling operations have been suspended and evacuation of non-essential personnel has commenced pending the approach of Cyclone Inigo.

Since the last report, drilling continued in the $12^1/_4$ inch hole from 1,925 metres to 2,116 metres.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-10-R is 16.67%. Other participants in WA-10-R are BHP Billiton Pty Ltd. (16.67%), BP Developments Australia Ltd. (16.67%), Chevron Texaco Pty Ltd. (16.67%), Japan Australia LNG (MIMI) Pty Ltd. (16.67%) and Shell Development (Australia) Pty Ltd. (16.67%).

ANTHONY NIARDONE
Assistant Company Secretary